SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 09 October 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

9 October 2019

BT LAUNCHES NEW PRODUCTS, SERVICES AND SKILLS PROGRAMMES TO HELP BOOST THE UK'S POTENTIAL

●        BT Group launches an unprecedented range of new products, services and skills programmes to help create a better connected and more competitive Britain
●        New converged BT Halo products for homes and businesses to keep Britain connected with the best networks, services and support including unlimited voice and data at home and on the go, as well as access to 5G
●        Creating the UK's most personal and local customer service: launching a new team of 900 Home Tech Experts to help people with digital tech in their homes, as well as support in the workplace; returning all customer contact centres to the UK & Ireland 12 months earlier than planned from January 2020; bringing the BT brand back to UK high streets in over 600 stores and 24/7 customer support for businesses around the world
●        Introducing 'Skills for Tomorrow': a new online and community training programme designed to provide essential digital skills training for 10 million school children, families and businesses across the UK
●        Boosting customer connections: BT Group is investing to help build full fibre to four million premises by March 2021 with an ambition to reach 15 million by mid-2020's; while BT is upgrading 700,000 of its home and business customers to superfast broadband by June 2020 at no extra charge, launching 5G on BT, and will be launching new Full Fibre plans in November
●        New Partnerships: BT is now the lead partner to all UK Home Nations Football Associations; launching a new and unique partnership with Apprentice Nation to inspire more apprentices

Wednesday, 9 October 2019 - BT is launching an unprecedented range of new products, services and skills programmes to help customers across the UK and beyond realise their potential. The announcements today are part of BT's ongoing transformation and will improve mobile and fixed connectivity, set a new standard for customer experience, and provide digital skills for 10 million people and businesses. BT is also changing the way people and businesses interact with its products and services on the high street, in communities, within the workplace and even in people's homes.

"We're helping families and communities across the UK, and companies in Britain and around the world, to remove the barriers of today to realise the potential of tomorrow," said Philip Jansen, Chief Executive of BT. "We're starting a journey today with real changes that will have a positive impact for people and businesses -
connecting more customers to full fibre, boosting customers' speeds right across the UK, keeping customers connected wherever they are with our new converged Halo products, and helping to give them the skills to make the most of today's connected world."

Keeping customers connected with the best converged products from BT
●        Launching the UK's best converged plan, Halo from BT. With more than one million homes connected to BT's flagship converged plan BT Plus, BT is launching Halo from BT to provide even better connections and service to customers across the UK. Halo customers can benefit from unlimited data and calls on mobile and at home, inclusive support from BT's new team of Home Tech Experts to get all of their technology running, and Plus/Halo customers will be the first BT customers to be able to upgrade to 5G from Friday 11 October. Customers who sign up for 5G and Plus plans will be upgraded to Halo from November. More about Halo will be announced in the coming weeks.
●        Introducing Halo for Business. BT is the first provider to offer SMEs Superfast Broadband with a future-ready digital phone line which provides small businesses with a range of services that aren't available on legacy phone lines. Halo for Business includes an always connected guarantee and customers can add 4G and 5G mobile connections. Businesses can make and receive calls on their landline number straight from their smartphone, so they needn't worry about missing an important call when out and about. The service is backed up by 24/7 UK based customer service support and comes with a fixed price promise for the duration of the contract.
●        Next generation cloud connections for enterprise. BT is introducing the next generation of connectivity for larger businesses, delivered through flexible, software defined wide area networks (SD WAN). Designed to support UK businesses with multiple office branches, the new service will deliver secure, high-bandwidth connectivity to businesses and gives them greater visibility and control of their critical applications. BT is transforming its support for multinational customers from physical infrastructure to cloud services that give customers around the world the highest levels of flexibility and security.

Reinventing customer service to provide the UK's best experience
BT is reinventing what it means to provide great customer service, using its national scale and local presence across the UK to provide customers with the best possible experience. Feedback from customers has continued to reflect the need for customer service to be closer to their communities so they have the local knowledge they need to resolve issues as quickly as possible.

●        Launching a new team of Home Tech Experts, creating a team of 900 experts who will help customers in their homes across the UK. BT customers will be able to book appointments to get help installing the latest tech or fixing problems. The team of experts is trained on a wide range of technology topics, as well as how to help vulnerable customers.
●        Introducing a new team of specialist Tech Experts for small business customers. This team will carry out personalised set-up of products and services that are most critical to the running of each customer's business.
●        Accelerating its promise to answer all its customer calls in the UK and Ireland, with 100% being answered in the UK and Ireland from January 2020, a year ahead of original schedule.
●        Launching Regional Call Routing, where BT will answer customer calls in the customer service centre closest to them wherever possible - providing the best service experience with local knowledge.
●        The BT brand returns to the high street to provide personal help within 20 minutes' drive of 95% of the UK population. The BT brand is returning to the high street, transforming 600 EE stores into dual branded stores across the UK for the first time, providing consumer and small business customers local access to experts who can help with everything from getting online for the first time to the latest in smart home technology.
●        The UK's best business support. For business customers of all sizes in the UK and beyond, BT is investing and using its local presence to provide the best collaboration, connectivity, and security services, with 24/7 customer support anywhere in the world through new business support teams.

Providing training and skills to help Britain break down barriers
The UK faces an alarming digital skills gap, which is having a profound impact on our country.  Millions of people and a significant number of businesses across the UK lack the essential digital skills they need, which risks widening social divides and has an estimated £63bn1 annual impact on the UK's competitiveness.

BT Group is launching Skills for Tomorrow, a new digital skills programme to help 10m people, families and businesses across the UK get the skills they need by 2025.

●        For teachers: BT is providing digital skills and computing training for a further 3 million children by 2025 in partnership with Computing at School, through the highly successful Barefoot computing programme. The programme has already helped more than 70,000 primary school teachers and 2 million children to learn computational thinking and the computing curriculum.
●        For young people: By 2025, BT's Work Ready programme will help a further 5,000 18-24 year olds not currently in education, employment or training acquire new skills, work experience, and ready them for employment or further education. 2,700 young people have completed the BT Work Ready programme to date.
●        For older, more vulnerable, and digitally excluded people: 90 BT sponsored community training centres will be launched across the UK in partnership with the Good Things Foundation to help people with face to face support and training.
●        For businesses: Ambition to provide digital skills training to one million small business owners and employees by 2025 through working with partners including Google Digital Garage, LinkedIn and more.
●        For families: New training, resources and activities to give parents and children more confidence in using digital tech and help bring digital skills thinking into the home.

Connecting customers to the UK's best network
BT Group continues to invest in full fibre to help connect more homes and businesses, with an ambition to reach 15m homes and businesses by the mid-2020's2, and working closely with the industry, Government and regulators to accelerate roll-out further. Openreach is building the full fibre network to reach 4 million premises across more than 100 towns, cities and boroughs by the end of March 2021.

1 https://publications.parliament.uk/pa/cm201617/cmselect/cmsctech/270/270.pdf
2 As announced at the company's 2018/19 full year results on 9 May 2019, and subject to the right regulatory and public policy conditions

While the full fibre network is expanded, BT is connecting people and businesses across the UK to the best possible network, creating the UK's most advanced network and phasing out old, legacy technologies.  BT is investing in a network that is ready for the future - with 5G, full fibre, and the new high definition Digital
Voice services connecting millions of homes and businesses to advanced converged networks across the UK by 2025.

●        Upgrading 700,000 homes and businesses to Superfast Broadband by summer 2020 at no extra cost, giving customers faster, more reliable connections - boosting their average speeds from around 10Mbps to 50Mbps and providing better Wi-Fi through upgraded Smart Hubs. BT will stop selling standard broadband connections on the legacy BT copper network to 90% of the UK. For the 10% that cannot get superfast connections today, BT will use all available technologies to provide the fastest connections possible including 4G and 5G broadband, and full fibre.
●        Becoming one of the first mobile providers in the UK to launch 5G mobile plans, ahead of other major networks, giving people and businesses faster, more reliable mobile connections from Friday 11 October. Built on the EE 5G network, the first and largest in the UK, customers in London, Birmingham, Cardiff, Manchester, Edinburgh and Belfast can enjoy speeds typically 100-150 Mbps faster than 4G connections even in the busiest areas.
●        Launching 4G and 5G broadband solutions for small businesses in October that will deliver fibre-like speeds to business customers who cannot access Superfast Broadband today or who want an instant connection for temporary offices or locations.
●        Improving the BTnet dedicated internet access solution for businesses to deliver even faster speeds, greater coverage and a range of bandwidth-boosting special offers. Complete with entry level capacity of 1Gbps, business-grade security, managed Wi-Fi and cloud-based features, businesses can enjoy the flexibility to grow and support more bandwidth-heavy applications as they expand.
●        Connecting customers to its Digital Voice network from November, providing customers with high definition voice and advanced home phone capabilities to replace decades-old analogue phone lines across the UK by 2025.

New partnerships
BT Group is also supporting skills development through its grassroots partnership with the Home Nations Football Associations, and a new apprenticeship training programme in partnership with Apprentice Nation.
●        Building on BT's England FA partnership, BT is now the lead partner to all UK Home Nations Football Associations - partnering with Scottish FA, the FA of Wales, and the Irish FA. Through these partnerships, BT is connecting over 200 grassroots football clubs across the UK, and much-needed digital skills to players, volunteers and communities. BT will also focus on removing the barriers and limitations in football to inspire greater participation and opportunity.
●        Launching new programme with Apprentice Nation to help 1000 young people get coaching, connect with entrepreneurs and business leaders, get tips and discover more about apprenticeships. Apprentice Nation, from the founders of Rock Corps, encourages apprentices of all kinds while supporting social action projects to help local communities, rewarding participants with exclusive, free gigs by up and coming artists.

A new vision for BT: Beyond Limits
As part of the announcements today, BT is also launching a new brand purpose and identity to reflect its ambitious new approach: Beyond Limits. Created to drive the internal culture of BT to help people, businesses, and communities go beyond limits - whether that be location, age, ability, background, scale - to realise their potential. BT will unveil its new identity with a broad internal and external campaign, which launches from Friday 18 October.

BT's financial outlook for the 2019/20 year remains unchanged.

For more information about all of the above, please visit BT.com

 Ends

For further information
Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed on BT's websiteand you can follow BT on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 09 October 2019